Exhibit (m)

COHEN & STEERS ACTIVE COMMODITIES FUND, INC.

DISTRIBUTION PLAN

Distribution Plan (the “Plan”) of Cohen & Steers Active Commodities Fund, Inc. (the “Fund”), a Maryland corporation, Cohen & Steers Capital Management, Inc. (“CSCM”), a New York corporation, and Cohen & Steers Securities, LLC (“CSSL”), a Delaware limited liability company, which acts as the principal underwriter for the Fund.

WHEREAS, it is expected that a substantial percentage of the Fund’s assets attributable to the Class A and Class C shares of the Fund will be derived through the efforts of such brokers or other financial intermediaries receiving assistance (as defined herein) payments under this Plan. The likelihood is that such assets would not remain invested in the Fund should such assistance cease and the Fund’s ratio of expenses to average net assets would thus increase with a corresponding decrease in the yield to Fund shareholders.

NOW THEREFORE, in consideration of the foregoing and in consideration of the mutual covenants herein contained the Fund, CSCM, and CSSL agree that the following Plan is hereby adopted under Rule 12b-1 under the Investment Company Act of 1940 (the “Act”):

1. CSSL shall act as the principal underwriter of the Fund pursuant to an underwriting agreement.

2. The Fund will pay to CSSL, as compensation for acting as principal underwriter with respect to each class of the Fund’s shares and as reimbursement of the distribution expenditures incurred in connection therewith, including those listed below, its “Allocable Portion” (as hereinafter defined) of a fee (the “Distribution Fee”) computed in respect of such class of shares as follows:

(A) at an annual rate not to exceed 0.25% of the average daily net assets attributable to the Class A shares; and (B) at an annual rate not to exceed 0.75% of the average daily net assets attributable to the Class C shares. CSSL may use such amounts (i) to make payments to brokers (if qualified in CSCM’s sole discretion) or other financial intermediaries (if qualified in CSSL’s sole discretion) who have rendered assistance and (ii) for other expenses such as advertising costs and the payment for the printing and distribution of prospectuses to prospective investors. CSSL will make such payments, pursuant to the terms of written agreements complying with Rule 12b-1 (“Rule 12b-1 Agreement”).

3. Quarterly in each year that this Plan remains in effect, the Fund’s Treasurer shall prepare and furnish to the Board of Directors of the Fund a written report, complying with the requirements of Rule 12b-1, of the amounts expended under the Plan and purposes for which such expenditures were made.

4. This Plan shall become effective upon approval by majority votes of (a) the Fund’s Board of Directors and the Qualified Directors (as defined in Section 6), cast in person at a meeting called for the purpose of voting hereon and (b) the outstanding voting securities of each class of shares of the Fund, as defined in Section 2(a)(42) of the Act.

5. This Plan shall remain in effect for one year from its adoption date and may be continued thereafter if this Plan and any related agreement are approved at least annually by a majority vote of the Directors of the Fund, including a majority of the Qualified Directors, cast in person at a meeting called for the purpose of voting on such Plan and agreement. This Plan may not be amended in order to increase materially the amount to be spent for distribution assistance without Fund shareholder approval in accordance with Section 4 hereof. All material amendments to this Plan must be approved by a vote of the Board of Directors of the Fund, and of the Qualified Directors, cast in person at a meeting called for the purpose of voting thereon.

6. This Plan may be terminated as to any Class of shares at any time by a majority vote of the Directors who are not interested persons (as defined in Section 2(a)(19) of the Act) of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Directors”) or by vote of a majority of the outstanding voting securities of the affected Class of shares of the Fund, as defined in Section 2(a)(42) of the Act.

7. While this Plan shall be in effect, the selection and nomination of the “Disinterested” Directors of the Fund shall be committed to the discretion of the “Disinterested” Directors then in office.

8. Any termination or non-continuance of (i) a selected dealer agreement by CSSL with a particular broker or (ii) a Rule 12b-1 Agreement with a particular financial intermediary shall have no effect on similar agreements between (i) other brokers and CSSL or (ii) other financial intermediaries and the Fund pursuant to this Plan.

9. Neither CSSL nor the Fund is obligated by this Plan to execute a selected dealer agreement with a qualifying broker or a Rule 12b-1 Agreement with a qualifying financial intermediary, respectively.

10. All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 6 hereof.

11. The provisions of this Plan are severable for each Class of shares of the Fund and if provisions of the Plan applicable to a particular class of shares are terminated, the remainder of the Plan provisions application to the other remaining classes shall not be invalidated thereby and shall be given full force and effect.

Effective: As of April 9, 2014

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